EXHIBIT 99.1

Himax Reports First Quarter 2009 Financial Results

 Highlights:
   * First quarter 2009 revenues, gross margin and EPS were all within guidance
   * Expect second quarter 2009 revenues to grow 52% to 55%
     sequentially, gross margin to remain flat and GAAP EPS to be in the range of $0.07 to $0.09
   * Announced an annual cash dividend of $0.30 per ordinary share

TAINAN, Taiwan, May 18, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the first quarter ended March 31, 2009.

For the first quarter of 2009, Himax reported net revenues of $125.7 million, representing a 45.7% decrease from $231.6 million for the first quarter of 2008 and a 1.1% increase from $124.3 million for the fourth quarter of 2008. Gross margin was 20.9% for the first quarter of 2009, down 440 basis points year-over-year and down 10 basis points sequentially. Operating income for the quarter was $4.8 million, compared to $31.7 million for the same period last year and operating loss of $21.3 million for the previous quarter. Excluding the bad debt expense related to SVA-NEC, operating income for the first quarter of 2009 was $5.2 million, compared to $4.0 million for the previous quarter.

Net income for the first quarter of 2009 was $4.4 million or $0.02 per diluted share, down from $34.1 million or $0.18 per diluted share for the first quarter of 2008 and up from a net loss of $13.2 million or $0.07 per diluted share for the fourth quarter of 2008. Excluding the bad debt expense related to SVA-NEC and its associated tax benefit, net income for the first quarter of 2009 was $4.7 million or $0.03 per diluted share, compared to $4.2 million or $0.02 per diluted share for the fourth quarter of 2008.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the first quarter of 2009 was $7.7 million, down from $34.6 million for the same period last year, and up from an operating loss of $18.8 million for the previous quarter. Excluding the bad debt expense related to SVA-NEC, non-GAAP operating income for the first quarter of 2009 was $8.1 million, as compared to $6.5 million for the fourth quarter of 2008.

Non-GAAP net income for the first quarter of 2009 was $7.0 million or $0.04 per diluted share, down from $37.0 million or $0.19 per diluted share for the first quarter of 2008, and up from a net loss of $10.9 million or $0.06 per diluted share for the fourth quarter of 2008. Excluding the bad debt expense related to SVA-NEC and its associated tax benefit, non-GAAP net income for the first quarter of 2009 was $7.4 million or $0.04 per diluted share, as compared to $6.5 million or $0.03 per diluted share for the fourth quarter of 2008.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Our customers' orders declined significantly toward the end of 2008. Starting in the later part of January, we began to see improvement in TFT-LCD panel demand primarily due to the overall inventory replenishments and the stimulus program implemented by the Chinese government for certain electronic appliances sold in rural areas. As a result, there has been an increase in rush orders for TFT-LCD panel manufacturers and for us. Although display drivers typically require the longest manufacturing lead time among the key components used in TFT-LCD panels, we are pleased that we were able to achieve on-time delivery for the majority of our customers' orders, even those where we were given extremely short notice, allowing our customers to capitalize on business opportunities. We are proud to demonstrate, once again, our value to our customers through our understanding of the display driver business and our close collaboration with both customers and suppliers."

Mr. Wu added, "We are also leveraging our worldwide leadership in the TFT-LCD display drivers to penetrate other display-related semiconductors, which include timing controllers, LCOS projector solutions, power management ICs, TV chipsets, monitor scalers and CMOS image sensors. As an example, we are now working closely with several of China's tier-one handset solution providers for our LCOS projector solutions and CMOS image sensors. These Chinese handset solution providers play a critical role in the development of the Chinese handset market and ecosystem. Another example to validate this cross-selling strategy is our timing controller and power management ICs where we have been winning new projects from various TFT-LCD panel manufacturers with which we have long been their strategic supplier in the display driver space."

Mr. Wu continued, "While the global financial crisis has had a profound impact on the TFT-LCD industry, we believe that it is a great opportunity for us to capitalize on our strategy and grow our business. Customers around the world are paying attention to suppliers' financial soundness, looking for industry's leaders who have sufficient resources to fund R&Ds, product developments, and customer services on a sustainable basis. Even amid the global economic downturn, our financial position has grown stronger over the past quarter. With no debts, our cash, cash equivalents and marketable securities available for sale were $204.6 million on March 31, 2009, a $55.5 million increase from the previous quarter. Backed by our strong balance sheet, we remain confident in the long-term growth prospects of our business and remain committed to adding value to our shareholders."

Mr. Wu continued, "On May 18th, our board approved an annual cash dividend of $0.30 per ordinary share which will be payable on June 29 to shareholders of record on June 22, 2009 and our books will be closed from June 15 to June 22, 2009."

Mr. Wu added, "We are seeing a strong, across the board rebound in the demand for our display drivers, as customers' capacity utilizations have been substantially improved. We expect rush orders to continue throughout the second quarter. For the second quarter, we expect revenues to grow 52% to 55% sequentially, gross margin to remain flat and GAAP earnings per share to be in the range of $0.07 to $0.09."

Reconciliation of gross margin (loss), operating margin (loss), net margin (loss) and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin (loss), GAAP operating margin (loss), GAAP net margin (loss) and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Investor Conference Call / Webcast Details

The Company's management will review detailed first quarter 2009 results on Monday, May 18, 2009 at 7:00 PM Eastern Daylight Time (7:00 AM, Tuesday, May 19, Taiwan time). The conference dial-in numbers are +1-201-689-8470 (international) and +1-877-407-9039 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 320842.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offering to include timing controllers, LCD TV chipset solutions, LCOS projector solutions, power management ICs and CMOS image sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause our actual results to differ materially include, but not limited to, those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, our ability to collect accounts receivable and manage inventory, changes in economic and financial market conditions, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

                         Himax Technologies, Inc.
          Unaudited Condensed Consolidated Statements of Income
        (These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
      (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                          Three Months
                                         Three Months        Ended
                                       Ended March 31,    December 31,
                                       2009        2008       2008
                                   ---------    ---------   ---------
 Revenues
    Revenues from third parties,
     net                           $  44,373    $  77,461   $  46,977
    Revenues from related parties,
     net                              81,283      154,127      77,301
                                   ---------    ---------   ---------
                                     125,656      231,588     124,278
                                   ---------    ---------   ---------

 Costs and expenses:
    Cost of revenues                  99,441      172,949      98,186
    Research and development          15,249       20,546      15,945
    General and administrative         3,594        3,870       3,951
    Bad debt expense                     389           --      25,297
    Sales and marketing                2,160        2,558       2,179
                                   ---------    ---------   ---------
          Total costs and
           expenses                  120,833      199,923     145,558
                                   ---------    ---------   ---------

 Operating income (loss)               4,823       31,665     (21,280)
                                   ---------    ---------   ---------

 Non operating income (loss):
 Interest income                         282          777         900
 Foreign exchange gains (losses),
  net                                 (1,415)       1,370        (603)
 Other income (loss), net               (138)          92         186
                                   ---------    ---------   ---------
                                      (1,271)       2,239         483
                                   ---------    ---------   ---------
 Earnings (loss) before income
  taxes                                3,552       33,904     (20,797)
        Income tax expense
         (benefit)                       249          702      (6,992)
                                   ---------    ---------   ---------
 Net income (loss)                     3,303       33,202     (13,805)
 Net loss attributable to the
  noncontrolling interests             1,066          935         649
                                   ---------    ---------   ---------
 Net income (loss) attributable
  to Himax stockholders            $   4,369    $  34,137   $ (13,156)
                                   =========    =========   =========

 Basic earnings (loss) per
  ordinary share and ADS           $    0.02    $    0.18   $   (0.07)
                                   =========    =========   =========
 Diluted earnings (loss) per
  ordinary share and ADS           $    0.02    $    0.18   $   (0.07)
                                   =========    =========   =========

 Basic Weighted Average
  Outstanding Shares                 188,883      191,542     192,305
 Diluted Weighted Average
  Outstanding Shares                 188,883      192,429     192,305

                           Himax Technologies, Inc.
               Unaudited Supplemental Financial Information
                   (Amounts in Thousands of U.S. Dollars)

 The amount of share-based
  compensation included in
  applicable statements of income
  categories is summarized
  as follows:                                              Three Months
                                         Three Months          Ended
                                        Ended March 31,     December 31,
                                       2009         2008        2008
                                     -------      -------     -------
 Share-based compensation
  Cost of revenues                   $    13      $    28     $    14
  Research and development             1,783        1,872       1,496
  General and
   administrative                        272          233         207
  Sales and marketing                    274          241         208
  Income tax benefit                    (101)          --         (53)
                                     -------      -------     -------
 Total                               $ 2,241      $ 2,374     $ 1,872
                                     =======      =======     =======

 The amount of acquisition-related
  charges included in applicable
  statements of income categories
  is summarized as follows:

 Acquisition-related charges
  Research and development           $   258      $   240     $   239
  Sales and marketing                    290          289         290
  Income tax benefit                    (162)          --        (162)
                                     -------      -------     -------
 Total                               $   386      $   529     $   367
                                     =======      =======     =======

                         Himax Technologies, Inc.
             Unaudited Condensed Consolidated Balance Sheets
       (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                              March 31,      Dec. 31,        March 31,
                                2009           2008            2008
                             -----------    -----------    -----------

 Assets
 Current assets:
  Cash and cash equivalents  $   200,678    $   135,200    $   125,835
  Marketable securities
   available-for-sale              3,919         13,870         15,216
  Accounts receivable, less
   allowance for doubtful
    accounts, sales
    returns and discounts         52,689         51,029         85,795
  Accounts receivable from
   related parties, less
   allowance for doubtful
   accounts, sales returns
   and discounts                  87,959        104,477        179,801
  Inventories                     63,908         96,921        122,437
  Deferred income taxes           20,747         21,446         13,520
  Prepaid expenses and
   other current assets            9,973         11,707          9,420
                             -----------    -----------    -----------
         Total current
          assets             $   439,873    $   434,650    $   552,024
                             -----------    -----------    -----------
 Property, plant and
  equipment, net                  53,542         55,111         46,523
 Deferred income taxes            22,278         23,029         22,109
 Goodwill                         26,846         26,846         26,878
 Intangible assets, net           10,417         10,965         12,185
 Investments in
  non-marketable securities       11,619         11,619         11,619
 Refundable deposits
  and prepaid pension costs        1,251          1,168            874
 Other assets                      3,186          2,160          2,049
                             -----------    -----------    -----------
                                 129,139        130,898        122,237
                             -----------    -----------    -----------
        Total assets         $   569,012    $   565,548    $   674,261
                             ===========    ===========    ===========

 Liabilities and
  Stockholders' Equity
 Current liabilities:
  Accounts payable           $    63,131    $    53,720    $   135,163
  Income tax payable              15,355         15,455         20,875
  Other accrued expenses
   and other current
   liabilities                    15,761         22,455         19,106
                             -----------    -----------    -----------
          Total current
           liabilities       $    94,247    $    91,630    $   175,144
 Accrued pension
  liabilities                        200            214            233
 Deferred income taxes             3,066          3,224          4,547
 Income tax payable                  459            474            231
                             -----------    -----------    -----------
          Total liabilities  $    97,972    $    95,542    $   180,155
                             -----------    -----------    -----------

 Himax stockholders' equity:
  Ordinary shares,
   US$0.0001 par value,
   500,000,000 shares
   authorized; 187,303,186,
   190,119,594, and
   190,905,649 shares
   issued and outstanding
   at March 31, 2009,
   December 31, 2008,
   and March 31, 2008,
   respectively              $        19    $        19    $        19
    Additional paid-in
     capital                     235,889        238,499        235,402
    Accumulated other
     comprehensive income
     (loss)                          (71)          (314)           849
    Unappropriated
     retained earnings           229,336        224,967        249,540
                             -----------    -----------    -----------
          Total Himax
           stockholders'
           equity            $   465,173    $   463,171    $   485,810
 Noncontrolling interests          5,867          6,835          8,296
                             -----------    -----------    -----------
          Total equity       $   471,040    $   470,006    $   494,106
                             -----------    -----------    -----------
 Total liabilities and
  stockholders' equity       $   569,012    $   565,548    $   674,261
                             ===========    ===========    ===========

                       Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                             Three Months      Ended
                                            Ended March 31,   Dec. 31,
                                            2009      2008      2008
                                          --------  --------  --------

 Cash flows from operating activities:
   Net income (loss) attributable to
    Himax stockholders                    $  4,369  $ 34,137  $(13,156)
   Adjustments to reconcile net income
    (loss) attributable to Himax
    stockholders to net cash provided by
    operating activities:
   Depreciation and amortization             3,196     2,939     3,210
   Bad debt expense                            389        --    25,297
   Share-based compensation expenses         2,342     2,374     1,925
   Net loss attributable to the
    noncontrolling interests                (1,066)     (935)     (649)
   Loss (gain) on disposal of property
    and equipment                               19        (7)        6
   Gain on disposal of subsidiary shares,
    net                                         --        (6)      (27)
   Loss (gain) on disposal of marketable
    securities, net                            156       (64)     (119)
   Deferred income tax benefit               1,292    (2,167)  (11,026)
   Inventories write downs                   3,976     5,099     3,359
 Changes in operating assets and
  liabilities:
   Accounts receivable                      (2,049)    2,919    29,070
   Accounts receivable from related
    parties                                 16,509    15,105    41,197
   Inventories                              29,037   (10,923)   15,202
   Prepaid expenses and other current
    assets                                     498     5,953     3,677
   Accounts payable                          9,411   (12,083)  (67,463)
   Income tax payable                         (115)    1,960     3,430
   Other accrued expenses and other
    current liabilities                     (3,333)     (109)   (5,135)
                                          --------  --------  --------
     Net cash provided by operating
      activities                            64,631    44,192    28,798
                                          --------  --------  --------

 Cash flows from investing activities:
   Purchase of property and equipment       (3,097)   (2,263)   (9,364)
   Proceeds from disposal of property and
    equipment                                   --        29         3
   Purchase of available-for-sale
    marketable securities                   (6,552)  (22,550)  (21,487)
   Disposal of available-for-sale
    marketable securities                   16,170    22,957    16,763
   Proceeds from disposal of subsidiary
    shares by Himax Technologies
    Limited                                    106         9        56
   Purchase of investments in
    non-marketable securities                   --    (4,481)       --
   Purchase of subsidiary shares from the
    noncontrolling interests                   (50)      (29)     (351)
   Increase in refundable deposits            (100)      (26)       (3)
   Pledge of restricted marketable
    securities                              (1,014)   (1,952)      (17)
                                          --------  --------  --------
     Net cash provided by (used in)
      investing activities                   5,463    (8,306)  (14,400)
                                          --------  --------  --------

                       Himax Technologies, Inc.
      Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                             Three Months      Ended
                                            Ended March 31,   Dec. 31,
                                            2009      2008      2008
                                          --------  --------  --------
 Cash flows from financing activities:
   Proceeds from issuance of new shares
    by subsidiaries                       $     47  $     89  $  1,034
   Payments to acquire ordinary shares
    for retirement                          (5,072)   (5,364)   (3,195)
                                          --------  --------  --------
     Net cash used in financing activities  (5,025)   (5,275)   (2,161)
                                          --------  --------  --------
 Effect of exchange rate changes on cash
  and cash equivalents                         409       444      (145)
                                          --------  --------  --------
 Net increase in cash and cash equivalents  65,478    31,055    12,092
 Cash and cash equivalents at beginning
  of period                                135,200    94,780   123,108
                                          --------  --------  --------
 Cash and cash equivalents at end of
  period                                  $200,678  $125,835  $135,200
                                          ========  ========  ========

 Supplemental disclosures of cash flow
  information:
   Cash paid during the period for income
    taxes                                 $     26  $     31  $    517
                                          ========  ========  ========

                       Himax Technologies, Inc.
        Unaudited Supplemental Data - Reconciliation Schedule
                (Amounts in Thousands of U.S. Dollars)

 Gross Margin, Operating Margin (Loss) and Net Margin (Loss) Excluding
 Share-based Compensation and Acquisition-Related Charges:

                                                               Three
                                                               Months
                                            Three Months       Ended
                                           Ended March 31,    Dec. 31,
                                           2009      2008       2008
                                         --------  --------  ---------
 Revenues                                $125,656  $231,588  $124,278

 Gross profit                              26,215    58,639    26,092
 Add:Share-based compensation - Cost of
  revenues                                     13        28        14
 Gross profit excluding share-based
  compensation                             26,228    58,667    26,106
 Gross margin excluding share-based
  compensation                               20.9%     25.3%     21.0%

 Operating income (loss)                    4,823    31,665   (21,280)
 Add: Share-based compensation              2,342     2,374     1,925
 Operating income (loss) excluding
  share-based compensation                  7,165    34,039   (19,355)
 Add: Acquisition-related charges
  -Intangible assets amortization             548       529       529
 Operating income (loss) excluding
  share-based compensation and
  acquisition-related charges               7,713    34,568   (18,826)
 Operating margin (loss) excluding
  share-based compensation and
  acquisition-related charges                 6.1%     14.9%    (15.1%)
 Net income (loss) attributable to Himax
  stockholders                              4,369    34,137   (13,156)
 Add: Share-based compensation, net of
  tax                                       2,241     2,374     1,872
 Add: Acquisition-related charges, net of
  tax                                         386       529       367
 Net income (loss) excluding share-based
  compensation and acquisition-related
  charges                                   6,996    37,040   (10,917)
 Net margin (loss) excluding share-based
  compensation and acquisition-related
  charges                                     5.6%     16.0%     (8.8%)

 *Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
 *Operating margin (loss) excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
 *Net margin (loss) excluding share-based compensation and
  acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

 Diluted Earnings Per Share Excluding Share-based Compensation and
 Acquisition-Related Charges:
                                                    Three Months Ended
                                                      March 31, 2009
                                                    ------------------
 Diluted GAAP EPS                                         $0.02
 Add: Share-based compensation per diluted share          $0.01
 Add: Acquisition-related charges per diluted share         $--

 Diluted non GAAP EPS excluding share-based
  compensation and acquisition-related charges            $0.04

 Numbers do not add up due to rounding

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com